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February 27, 2006		Washington, DC
	www.cooley.com	202 842-7800

VIA EDGAR AND FEDERAL EXPRESS	BRENT D. FASSETT
(720) 566-4025
fassettbd@cooley.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler
Ms. Sonia Barros

Re:	Alexza Pharmaceuticals, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
(File No. 333-130644)
Ladies and Gentlemen:
On behalf of Alexza Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-130644 (the “Registration Statement”), marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2006.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated February 23, 2006, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.
Risk Factors
If our product candidates do not meet safety and efficacy endpoints... Pages 10-11
1.	We note your general statement that the 3% device failure rate in your Phase IIa clinical trial of AZ-001 “impacted the results of this trial.” We also note that you do not discuss any details of the impact of this device failure in the Business section on page 57. Please expand your disclosure here and in the Business section to discuss the impact of this device failure in reasonable detail.

February 27, 2006
Page Two
            In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the prospectus.
            Further, the Company respectfully advises the Staff that on pages 58-59 of the prospectus there is a detailed discussion of the impact of the device failure rate on the results of the clinical trial of AZ-001. This includes a textual discussion which relates the material details of the failure rate of the Company’s devices and discloses that the Company completed an additional analysis of the clinical trial data which allowed analysis adjusted for the known amount of drug administered to each patient. The Company also discloses that although the “intent to treat” population demonstrated positive trends for headache pain relief, the improvement compared to placebo was not statistically significant. When the Company studied the results in the “treatment received” population, which does not include the patients who used devices which failed, as discussed in the last paragraph on page 58 of the prospectus, the pain free scores were statistically significant. Further, the Company respectfully submits to the Staff that the chart on page 59 of the prospectus demonstrates the percent of patients in the clinical trial of AZ-001 using the “intent to treat” and “treatment received” analysis with the asterisks indicating data points when the difference between the dose group and placebo group was statistically significant.
Dilution, page 35
2.	Please revise to start with your historical net tangible book value.
            In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the prospectus.
Management’s Discussion and Analysis, page 39
Critical Accounting Estimates and Judgments, page 43
Stock-Based Compensation, page 44
3.	Refer to your response to our comment. Please include quantitative factors such as the estimated fair value of your common stock in April, October, and December 2005 in your discussion. Clarify the reasons each significant factor contributed to the difference between the fair value as of the date of each grant and the estimated IPO price. For example, (a) describe the continuing clinical development of your product candidates in April 2005 or cross reference to a discussion included elsewhere in the filing as applicable, and (b) describe the results of your Phase IIa clinical trial of AZ-0O1.
            In response to the Staff’s comment, the Company has revised the disclosure on page 45 of the prospectus.

February 27, 2006
Page Three
Business
AZ-001, pages 56-58
4.	Please revise to disclose the p values for the positive trends for the treatment of nausea and sensitivity to sound discussed on page 57.
            The Company respectfully advises the Staff that the Phase IIa clinical trial of AZ-001 was not intended to measure the secondary symptoms associated with migraine headaches in a manner that would provide statistically significant results, but only included a sufficient number of patients to address the primary efficacy measure of pain at the defined endpoint of two hours. Since the secondary symptoms of nausea and phonophobia (sensitivity to sound) vary both in incidence and duration, the Company respectfully submits to the Staff that it is inappropriate to apply statistics to these measures because the number of patients included was not intended to provide a result which would provide the level of statistical significance of p=0.05. The Company has indicated that the “positive trends” were not statistically significant.
            Specifically, nausea was only a presenting symptom in half of the patients in the clinical trial. In the 5 mg treatment group, the incidence of nausea decreased from 11 patients prior to dosing (baseline) to zero at 2 hours, and in the 10 mg treatment group, it decreased from 14 at baseline to 7 at 2 hours. With respect to phonophobia, the symptom was present in 21 subjects at baseline in the 5 mg treatment group, and this decreased to 2 patients at the 2-hour post-treatment time point. In the 10 mg treatment group, the symptom was reported by 24 subjects at baseline, reducing to 7 at the 2 hour time point. The Company respectfully advises the Staff that the above provides support for the Company’s statement on page 58 of the prospectus that positive trends were observed, but does not support the application of more rigorous statistical analysis to these results and, therefore, a statement regarding the p values for the positive trends for the treatment of nausea and phonophobia would be inappropriate.
Manufacturing, pages 62-63
5.	Please revise your disclosure regarding the Autoliv agreement to disclose that you and Autoliv have agreed to contribute $2,500,000 each toward the development efforts. We note your statement to this effect in footnote 17 to the financial statements.
            In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the prospectus.
Registration Rights, page 96
6.	Please revise to clarify that the registration rights are on a best efforts basis as stated in your response to comment 13.

February 27, 2006
Page Four
            In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the prospectus.
Financial Statements
Note 2. Summary of Significant Accounting Policies
Stock-based compensation, F-16
7.	Refer to our comment 12. Please revise to include all the information previously requested individually by grant date as was included in your table in comment 32 in your January 24, 2006 response.
            In response to the Staff’s comment, the Company has revised the disclosure on pages 46, 47, F-17 and F-18 of the prospectus.
* * *
            Please do not hesitate to call me at (720) 566-4025 or Christian J. Scognamillo at (650) 843-5196 if you have any questions or would like additional information regarding this matter.
Sincerely,
/s/ Brent D. Fassett, Esq.
Brent D. Fassett, Esq.

cc:	Ms. Nancy Morris (Securities and Exchange Commission)
Ms. Suzanne Hayes (Securities and Exchange Commission)
Thomas B. King (Alexza Pharmaceuticals, Inc.)
August Moretti (Alexza Pharmaceuticals, Inc.)
James C. T. Linfield, Esq. (Cooley Godward LLP)
Christian J. Scognamillo, Esq. (Cooley Godward LLP)
Alan C. Mendelson, Esq. (Latham & Watkins LLP)
William C. Davisson, III, Esq. (Latham & Watkins LLP)